Exhibit 99.2
Unaudited Pro Forma Condensed Consolidated Financial Statements

This unaudited pro forma condensed consolidated financial statements references the Report on Form 6-K submitted to the Securities and Exchange Commission on August 18, 2026, whereby Aspen Insurance Holdings Limited (the “Company”) completed a series of transactions between entities under common control to simplify its corporate structure and facilitate the integration of its operations with those of the broader Sompo international organization. From the Company’s perspective, certain wholly-owned US and Bermuda subsidiaries, including Aspen American Insurance Company, Aspen Specialty Insurance Company and Aspen Bermuda Limited (“transferred subsidiaries”), were transferred to an unconsolidated affiliate, Endurance U.S. Holdings Corp., a Delaware corporation (“EUSH”). In connection with the transfer effective August 14, 2026, the Company received consideration of $2.722 billion which was formalized into loan notes due from a related party, an investment-grade credit. The appropriate notices and approvals with respect to the Bermuda Monetary Authority, the Texas Department of Insurance, and the North Dakota Insurance & Securities Department were completed prior to the consummation of these transactions.

The unaudited pro forma condensed consolidated financial statements were derived from the Company’s historical unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026 included within this Form 6-K. The unaudited pro forma condensed consolidated financial statements reconcile the Company’s historical financial position and results of operations to give effect to the transfer of subsidiaries to EUSH, a significant business disposition for the Company. Pro forma adjustments for this transaction principally consider the impact of de-consolidating the transferred subsidiaries, the consideration received and formalized into the loans due from a related party, and interest related to the loans. The following unaudited pro forma condensed consolidated balance sheet as of June 30, 2026 is presented as if the transfer had occurred on June 30, 2026, and the unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2026 are presented as if the transaction occurred on January 1, 2026.

The unaudited pro forma condensed consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X. They should be read in conjunction with; i) the accompanying notes to the unaudited pro forma condensed consolidated financial statements contained herein; and ii) the Company’s historical unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2026 included elsewhere in this Form 6-K.

The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable as of the date of the Report on Form 6-K to which these unaudited pro forma condensed consolidated financial statements are included. Assumptions underlying the pro forma adjustments related to the transferred subsidiaries are described in the accompanying notes. The pro forma adjustments reflected herein are based on management’s expectations regarding the transaction. The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not purport to indicate the results of operations of future periods or the results of operations that actually would have been realized had the reorganization transactions closed during the period presented.

The unaudited pro forma condensed consolidated financial statements, filed as Exhibit 99.2 to this Form 6-K, is incorporated by reference as part of this Form 6-K.

Unaudited Pro Forma Condensed Balance Sheet
As at June 30, 2026

	As Reported	Pro Forma Adjustments	Notes	AIHL Pro Forma
($ in millions)

ASSETS
Investments	$6,780.3	$(4,976.8)		$1,803.5
Cash and cash equivalents	1,135.8	(683.2)		452.6
Unpaid losses recoverable from reinsurers	4,404.6	(1,151.1)		3,253.5
Ceded unearned premiums	1,070.0	(439.0)		631.0
Underwriting premiums receivable	1,881.1	(1,005.5)		875.6
Deferred acquisition costs	386.1	(257.2)		128.9
Derivative assets	25.2	(2.4)		22.8
Deferred tax assets	335.2	(226.6)		108.6
Other assets	420.3	(167.3)		253.0
Intangible assets and goodwill	18.8	(14.5)		4.3
Notes due from related party	—	2,722.0	(a)	2,722.0
Total assets	$16,457.4	$(6,201.6)		$10,255.8
LIABILITIES
Reserves for losses and loss adjustment expenses	$9,058.7	$(4,510.1)		$4,548.6
Unearned premiums	2,885.6	(1,751.8)		1,133.8
Reinsurance premiums	607.3	(380.2)		227.1
Other payables	361.5	(169.9)		191.6
Derivative liabilities	11.4	(8.2)		3.2
Due to related parties	1.0	122.0		123.0
Long-term debt	297.0	—		297.0
Funds held under reinsurance contracts	—	496.7		496.7
Total liabilities	$13,222.5	$(6,201.5)		$7,021.0
SHAREHOLDERS’ EQUITY
Ordinary shares	$0.1	$—		$0.1
Preference shares	699.9	—		699.9
Additional paid-in capital	792.3	(0.1)	(b)	792.2
Retained earnings	1,894.3	—		1,894.3
Accumulated other comprehensive loss, net of taxes	(151.7)	—		(151.7)
Total shareholders’ equity	3,234.9	(0.1)		3,234.8
Total liabilities and shareholders’ equity	$16,457.4	$(6,201.6)		$10,255.8

Unaudited Pro Forma Condensed Statement of Operations
June 30, 2026

	As Reported	Pro Forma Adjustments	Notes	AIHL Pro Forma
($ in millions)

UNDERWRITING REVENUES
Gross written premiums	$2,423.6	$(1,454.7)		$968.9
Premiums ceded	(957.8)	363.2		(594.6)
Net written premiums	1,465.8	(1,091.5)		374.3
Change in unearned premiums	(58.5)	63.4		4.9
Net earned premiums	1,407.3	(1,028.1)		379.2
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	(880.2)	622.6		(257.6)
Acquisition costs	(252.5)	210.7		(41.8)
General and administrative expenses	(229.0)	138.1		(90.9)
Total underwriting expenses	(1,361.7)	971.4		(390.3)

Underwriting income/(loss)	45.6	(56.7)		(11.1)

Net investment income	161.7	(116.3)		45.4
Interest income on related party notes	—	66.9	(c)	66.9
Interest expense	(9.1)	—		(9.1)
Corporate and other expenses	(41.0)	(8.3)		(49.3)
Non-operating expenses (1)	(98.4)	1.4		(97.0)
Net realized and unrealized foreign exchange (losses)	(67.0)	(3.7)		(70.7)
Net realized and unrealized investment (losses)	(62.5)	43.0		(19.5)
(Loss) before income tax	(70.7)	(73.7)		(144.4)
Income tax benefit	16.9	26.9	(d)	43.8
Net (loss) after income tax attributable to Aspen Insurance Holdings Limited	(53.8)	(46.8)		(100.6)
Dividends paid on preference shares	(21.9)	—		(21.9)
(Loss) available to Aspen Insurance Holdings Limited’s ordinary shareholder	$(75.7)	$(46.8)		$(122.5)
(1)    Non-operating expenses include expenses in relation to the Sompo International transaction, certain consulting fees, non-recurring transformation activities, and other non-recurring costs.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1.    Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed consolidated financial statements of the Company were prepared in accordance with Article 11 of Regulation S-X and are based on the historical unaudited condensed consolidated financial information of the Company. The condensed consolidated financial information has been adjusted in the accompanying pro forma condensed consolidated financial statements to give effect to the disposition of Aspen U.S. Holdings, Inc. and its wholly owned subsidiary companies including Aspen American Insurance Company, Aspen Specialty Insurance Company and Aspen Bermuda Limited. The transactions are between entities of the same ultimate parent and thus accounted for as a common control transaction with no gain or loss recorded and any difference in consideration and the book value of the entities recorded in equity through additional paid-in capital.

2.    Adjustments to the Pro Forma Condensed Consolidated Financial Statements

Unless otherwise noted, the pro forma adjustments reflect the effects of the disposition of Aspen U.S. Holdings, Inc. and its wholly owned subsidiaries (together, “AUSH”), including (i) the removal of assets, liabilities, revenues and expenses directly attributable to AUSH; and (ii) the reinstatement of intercompany balances between AUSH and the remaining Aspen group entities that will no longer be eliminated in consolidation following the transaction. Other adjustments to the pro forma condensed consolidated balance sheet and pro forma condensed consolidated statements of operations are as follows:

(a)Adjustment reflects the consideration received from EUSH for the purchase of AUSH. Consideration was formalized in the form of four separate notes, each bearing interest and requiring monthly interest payments.
(b)Adjustment reflects the net equity impact of the transaction, representing the difference between the consideration received and the carrying value of the net assets transferred.
(c)Adjustment reflects the interest income on the notes issued as consideration for the purchase of AUSH.
(d)The tax effect of certain pro forma adjustments, including interest income per Note (c), was calculated using the applicable historical local statutory rates in effect for the period presented.

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